FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: June 11, 2013

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of an amendment of the announcement of the corporate split of Kyocera Corporation (“Rinji-houkokusho”)

English translation of an amendment of the announcement of the corporate split of Kyocera Corporation (“Rinji-houkokusho”)

1.	Reason for Filing

Kyocera Corporation (the “Company”) filed, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 7 of Paragraph 2 of Article 19 of Ordinance of Cabinet Office relating to Disclosure of Corporation, following a resolution of its Meeting of Board of Directors adopted on February 12, 2013, the Company split off its liquid crystal display (LCD) related business mainly for the industrial machinery, and transfer this business to Kyocera Display Corporation (KYD), a wholly owned consolidated subsidiary, by means of corporate split effective on April 1, 2013.

The Company hereby files an amendment of the announcement pursuant to Paragraph 5 of Article 24-5 of the Financial Instruments and Exchange Law because consideration for corporate split has been finalized thereafter.

2.	Items Amended

(5)	Status of the succeeding company after corporate split

3.	Matters Amended

Amended portions are indicated by underlines as follows:

(5) Status of the succeeding company after corporate split

(Before amendment)

Trade Name	Kyocera Display Corporation

Location of Headquarter	Yasu-City, Shiga Prefecture

Name and Title of Representative	Akihiko Ikeda, President and Representative Director

Capital Amount	4,075 million yen

Total Shareholders’ Equity*	Not yet determined

Total Assets*	Not yet determined

Principal Businesses	Manufacturing, research and development and sales of LCD related products and touch panels

*	As of the date of filing of this report, total shareholders’ equity and total assets of the succeeding company have not yet been determined.

(After amendment)

Trade Name	Kyocera Display Corporation

Location of Headquarter	Yasu-City, Shiga Prefecture

Name and Title of Representative	Daisuke Yamanaka, President and Representative Director

Capital Amount	4,075 million yen

Total Shareholders’ Equity*	10,217 million yen

Total Assets*	41,191 million yen

Principal Businesses	Manufacturing, research and development and sales of LCD related products and touch panels

*	Total shareholders’ equity and total assets of the succeeding company did not include the impact caused by the absorption-type merger which Kyocera Display Corporation implemented with Kyocera Display Hiroshima Corporation on April 1, 2013.